SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 February 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 19 February 2010 re: Disclosure of Directors' details

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Group Secretariat Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN 19th February, 2010

Lloyds Banking Group plc - Disclosure of Directors' details

Further to the announcement made by Lloyds Banking Group plc on 11th February and to comply with paragraph LR 9.6.13R of the listing rules, the company confirms that:

- Mr. D.L. Roberts is a former director of Barclays Plc, BAA Plc, Absa Group Limited and FirstCaribbean International Bank Limited;

          - Mr. G. Moreno is a director of Pearson Plc and a former director of Man Group plc and;

          - there are no matters required by paragraphs LR9.6.13R (2) to (6) of the listing rules to be disclosed in relation to either director.

Lloyds Banking Group plc is registered in Scotland no. 95000
Registered Office: The Mound, Edinburgh EH1 1YZ

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:19 February 2010